Exhibit 21.1

SUBSIDIARIES OF CAPTARIS, INC.

Subsidiary	Jurisdiction of Incorporation

Captaris International, Inc.	Washington

AVT Foreign Sales Corporation	Barbados

Raven Acquisition Corp.	Washington

AVT International (Deutschland) GmbH	Germany

MediaTel Corporation (Delaware)	Delaware

Captaris International PTY Limited	Australia

Captaris International BV	Netherlands

Captaris Canada Corporation	Nova Scotia, Canada